

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 31, 2007

Mr. Marcus Segal
Chief Executive Officer
Stargold Mines, Inc.
245 Park Avenue, 24th and 39th Floors
New York, New York 10167

   Re: Stargold Mines, Inc.
     Item 4.01 Form 8-K
     Filed January 29, 2007
     File No. 0-51197

Dear Mr. Segal:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your disclosure to address whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. We note that a former accountant audited your financial statements for the year ended December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and for the period of May 21, 2003 (inception) to December 31, 2005, and the report was modified as to uncertainty regarding the ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-B.

2. We note you have engaged the accounting firm of Chang C. Park, CPA to review your financial statements for the quarters ended June 30, 2006 and September 30, 2006. We also note that the firm of Chang C. Park, CPA is not currently registered with the Public Company Accounting Oversight Board (PCAOB). Any person that is not a registered public accounting firm (i.e. registered with the PCAOB) may not prepare or issue any review report with respect to any issuer. As such, you must

engage your new accountant that is a publicly registered accounting firm to perform review work with regard to your June 30, 2006 and September 30, 2006 financial statements, and file amended Form 10-QSBs for those periods.

3. We note that you state the reports issued contained no disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing or scope procedures. Please revise this disclosure to state whether there were any disagreements between the independent accountant and the Registrant. See Item 304(a)(1)(iv)(A) through (E) of Regulation S-B.

4. We note you have engaged a PCAOB Canadian firm to audit a United States Registrant, which has disclosed in its Form 8-K filed December 4, 2006 a reverse merger with a Russian LLC. As a matter of policy, the SEC staff does not approve or disapprove of a registrant`s selection of a specific auditor, provided that the auditor meets the requirements of Article 2 of Regulation S-X and related guidance. However, based on the facts in the filings noted, we do not believe that Stargold should engage a registered public accounting firm based in Canada. This is principally due to the fact that Stargold has no operations in Canada and none of its assets are located there.

We believe Stargold should immediately engage a registered public accounting firm based in the United States to serve as its auditor. If Stargolds`s operations outside of the United States become more significant in the future, we would consider a request to engage a firm that is based outside of the United States. In making this evaluation, the staff considers the factors outlined in Section 5:K of "International Reporting and Disclosures Issues in the Division of Corporation Finance," which is available on the Commission`s website at: <http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm>.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please call Gary Newberry at (202) 551-3761.

Sincerely,

April Sifford
Branch Chief